Exhibit 99

Explanation of Responses

(1)

On November 30, 2009 (the “Effective Date”), CBR Acquisition Corp. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of NYSE Technologies, Inc. (“NYSE”), a Delaware corporation, merged (the “Merger”) with and into NYFIX, Inc. (“NYFIX”) with the NYFIX surviving the Merger as a wholly owned subsidiary of NYSE pursuant to that certain Agreement and Plan of Merger dated as of August 26, 2009 (the “Merger Agreement”), by and among NYSE, Merger Sub and NYFIX. Immediately prior to the Effective Time, as defined in the Merger Agreement, Warburg Pincus Private Equity IX, L.P. (“WP IX”), a Delaware limited partnership, was the owner of 4,375,227 shares of the NYFIX common stock (the “Common Stock”), par value $0.001 per share, 1,500,000 shares of Series B Voting Convertible Preferred Stock (the “Series B Preferred Stock”), par value $1.00 per share, and a warrant to purchase 2,250,000 shares of Common Stock (the “Warrant”).

The sole general partner of WP IX is Warburg Pincus IX, LLC (“WP IX LLC”). Warburg Pincus Partners LLC (“WPP LLC”) is the sole member of WP IX LLC. Warburg Pincus & Co. (“WP”) is the managing member of WPP LLC. Warburg Pincus LLC (“WP LLC”) manages WP IX.

Cary Davis, the reporting person, who became a director of the NYFIX on October 12, 2006, is a partner of WP and a Managing Director and Member of WP LLC. As such, Mr. Davis may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 of the Securities Exchange Act of 1934, as amended) in an indeterminate portion of the securities reported as beneficially owned by WP IX. Mr. Davis disclaims beneficial ownership of such securities except to the extent of any indirect pecuniary interest therein.

(2)

Cancelled on the Effective Date pursuant to the Merger Agreement in exchange for the right to receive $1.675 per share of Common Stock in cash, without interest (the “Common Stock Merger Consideration”).

(3)	Cancelled on the Effective Date pursuant to the Merger Agreement in exchange for the right to receive $50.134 per share of Series B Preferred Stock in cash, without interest.
(4)	The exercise price of the Warrant to purchase Common Stock was initially equal to $7.75 per share of Common Stock, subject to certain adjustments in accordance with the terms of the Warrant.
(5)

Cancelled on the Effective Date pursuant to the Merger Agreement in exchange for the right to receive an amount in cash equal to the product of (i) the number of shares of Common Stock subject to the Warrant, multiplied by (ii) the excess, if any, of the Common Stock Merger Consideration over the price per share of Common Stock subject to the Warrant.

(6)	Each such unit vested and cancelled on the Effective Date pursuant to the Merger Agreement in exchange for the Common Stock Merger Consideration.
(7)

Vested and cancelled on the Effective Date pursuant to the Merger Agreement in exchange for the right to receive an amount in cash equal to the product of (i) the number of shares of Common Stock subject to such option, multiplied by (ii) the excess, if any, of the Common Stock Merger Consideration over the exercise price per share of Common Stock subject to the option.